SUB-ITEM 77C: Submission of Matters to a Vote of Security
Holders

A special meeting of Credit Suisse Trust (the "Trust") - Global Technology Portfolio's (the "Portfolio") shareholders was held on May 1, 2002 to approve a sub-investment advisory agreement among the Trust, on behalf of the Portfolio, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management (Japan) Limited. The results of the votes tabulated at the special meeting are reported below.
For:       5,049.0 shares
Against:     806.0 shares
Abstain:       0.0 shares

A special meeting of Credit Suisse Trust (the "Trust") - Global Technology Portfolio's (the "Portfolio") shareholders was held on October 9, 2002 to approve a sub-investment advisory agreement among the Trust, on behalf of the Portfolio, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management (Australia) Limited. The results of the votes tabulated at the special meeting are reported below.
For:     293,727.0 shares
Against:  11,315.0 shares
Abstain:   1,894.0 shares